Filed by LIN Media LLC

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the  Securities Exchange Act of 1934

Subject Company: LIN Media LLC

Commission File No.: 001-36032

Date: September 12, 2014

The following is a transcript of a conference call held on September 11, 2014 relating to the Goldman Sachs Communacopia Conference.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT LIN - LIN Media LLC at Goldman Sachs Communacopia Conference EVENT DATE/TIME: SEPTEMBER 11, 2014 / 3:20PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Steven Lanzano Television Advertising Bureau - President Vincent Sadusky LIN Media - President, CEO Tom Carter Nexstar - CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Drew Venker Morgan Stanley - Analyst P R E S E N T A T I O N Editor Presentation Drew Venker - Morgan Stanley - Analyst Thanks, everyone, for being here for the next session. This is the broadcast station panel. I'm pleased to welcome to the stage from LIN Media Vince Sadusky, he's President and CEO. Then we have from the TVB, the Television Advertising Bureau, we have Steve Lanzano. And then down on my far right we have Tom Carter, who is the CFO of Nexstar. So the format of this session is going to be these guys are each going to present some slides to kind of set the stage. We're going to lead off with Steve and he's going to set the stage for us. And then I'll start off with some questions and then we'll open it up for Q&A in the audience. So with that, I'll have Steve, if you're ready. Steven Lanzano - Television Advertising Bureau - President Sure, good. Thank you. Drew, thanks for having me again. I appreciate it. And I guess it's still good morning, everybody. I'm going to give a little kind of state of the state address in terms of what's happening this year and looking forward into 2015. And then I'll be followed up by Vincent and Tom. So let's get right into it. We had a very slow start of the year. There's no question. The weather, the Olympics, national pacings were a little bit slow. But we're starting to see them pick up and in fact -- So the fundamentals have actually gotten stronger as the year's gone on and I'll talk about categories, I'll talk about political and where we see that headed and moving forward. One of the things we always look at is obviously core advertising. And absolutely national core was slow, but local core was up and was really one of the primary movers of the business. I'll also talk about purchase influence. That's always a question I get from advertising agencies is the whole purchase influence question in terms of gee, what's really moving people to decide? What's really moving people to choose? And I've got a couple of charts. In fact I've got a chart on it that's not even from the TVB, but a competing organization. We'll go through, as I said, specific categories, especially the ones that are most important to local broadcasters. And then performance across all platforms, the importance of this. With both Vince and Tom on the stage, whose companies are really, really progressive in terms of digital, even into SEM, into reputation management, into extenders across media they don't even own. It's really an important category you have to move forward on. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 11, 2014 / 3:20PM, LIN - LIN Media LLC at Goldman Sachs Communacopia Conference

Now we also came out with our Q2 report and there was a lot of Q2 cross platform before it and there was a lot of information (inaudible), some demos. The TV time was down 1% or 2%, which is like a minute or two here and there. But if you looked at across all persons 12 plus, actually TV viewing continues to grow. Now I will take you through their information in terms of individual categories, especially Millennials and what's happening in terms of their consumption in media. But TV viewing actually continues to grow, which is quite astonishing. One of the things I've always said is that all these additional devices provide opportunities for people to look at our content, to experience our content and then to watch our content on TV. So actually social media and all these devices have actually helped us out moving forward. This is an important chart, right? Because nobody watches live TV, everybody DVRs and all TV is always time shifted, right? And that's not the case. I mean if you look at, and this is a report that came out on Monday, Nielsen's Cross-Platform Report, still 86% of traditional TV is done live. People sitting there, watching live content. It's interesting because I always get a question about Twitter and Facebook and social media. What does that mean to TV viewing? It's actually helped us out. It's also helped us out in another way because as people Tweet and they use social media while they watch a program, they want to watch it live now because they don't want to know what's happened already. So it's actually helped us in terms of some live viewing. Time shifted viewing is about 9% and of course the second question you will always have for me is yes, so when 9% of those people, so they all must skip the commercials, right? Well, quite frankly, only 40% skip broadcast commercials. That's right. What's happened is as the DVR has become more in terms of the general population, people actually watch through the program. They don't skip through anymore. So we're not seeing that. When at one time it was 50%, 60%, the number's actually gone to 40%. And then watching a video on the Internet, well across the week it's an hour and 31 minutes. And watching video on a Smartphone, everybody does it, right? Everybody watches video on -- it's actually only nine minutes a week. So again, 95% of television viewing, whether live or whether time shifted viewing, is still done on the regular television set. Now, here's a question I always get is yes, but across demos it's really -- television's way down and everything is way up. Well, if you look across 18 to 24 year olds and 25 to 34 year olds, but if we specifically look at Millennials that are 18 to 24 years olds, you can add up all of their usage of other medium, whether it's a blu-ray device, whether it's using a gaming console, whether it's on the Internet, video on the Internet, et cetera. And what you'll find, you can add all those up and TV dwarfs them. Actually you could add them all up and double it and TV still has more amount of time across all demographic groups. And obviously as it gets older, it doesn't become double, it becomes triple. So is TV dead? I ask this question to Irwin Gotlieb, our client, and he said the words of my former voice, hell no. All right? It's still the big megaphone. And when we talk about political, I'll talk more about why that is. I talked about purchase influence and this is a study that we did with the futures company, which is the former Yankelovich. And across every single segment of that category, in fact we're updating this year as we speak, across every single segment of the purchase funnel, the number one purchase influence is TV. If you add all the others up, it still doesn't add up to TV. And you say, well, yes, Steve, but you commission that study, right? It doesn't really mean much. But here's a study we didn't commission. The IAB, the Interactive Advertising Bureau study of our number one revenue category auto. And what did they find out? The Interactive Advertising Bureau study said of all auto intenders out there, people who intend to buy a car, still the number one purchase influencer is broadcast TV. Not cable TV, not Internet ads, not magazines. The number one influencer, their study was broadcast TV. And by the way, there also is another chart in here which I don't have today, which is well what's the number one driver to a website, right? Because every dealer wants to drive to a website or autotrader.com or any of those sites that purchase cars. Well, the number one driver to any of those sites, whether it's the local dealer's site or an autotrader.com site, was still broadcast TV. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. 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And by the way, you all watch football, right? Guess who won the biggest advertiser on football was this weekend? A little company called Google. Now let's get into specific categories. It was a very slow start to the year, especially in auto and especially in tier one auto. It started to pick up over the past couple of months and the pacings look good in fourth quarter. So we're looking at January through June it actually went up 4.7% to 5.9%. The Affordable Care Act is the first new category in local broadcasts in I don't know how long. And we're seeing not in hospital and medical centers, but a new phenomenon, which are these clinics out there. Walgreens, CVS, Urgent Care, et cetera, they're really starting to advertise and you'll see more and more of that. In fact, as the enrollment period opens up at the end of this year, you're going to see more insurers advertising. A lot of them sat on the sidelines last time because they weren't marketers, especially consumer marketers. They weren't really sure how this is going to work. We're starting to see more money there. Retail for the first time in a long time is actually up. We'll get to politics in a second. A couple of problem categories. QSR is still down. It's a category that still is moving more and more money to national. And telecom, last year we had a banner year with telecom. It's actually slowed down in the wireless area. We've made up money in terms of bundled telecom, which has actually been a very good category, but wireless telecom is still a problem there. So those are still the two problem childs we have right now. I spoke about this earlier. We're seeing double digit growth. This is a study that Burrell did in terms of what's happening in terms of website and new growth in terms of billing. There's probably about $3 billion in digital ad billing in 2014. Websites are up 18%, mobile is exploding. That number is going to continue to explode across it. But I think the real key here is that second bullet point where we're getting into search engine optimization, reputation manager, web design, ad placement, ad creative, et cetera. What's happening is for the local advertiser we in effect are becoming their de facto digital agency. That's exactly what's happening. And the more and more that we can do that can become their trusted advisor, because they're looking for somebody to help them out. Their trusted advisor in that area, this is going to continue to grow. Including all of the stuff we're doing in terms of audio extension programs. This is a category that continues to grow, it's going to continue to grow and we're going to take ownership of it. Political. Political was very slow the first half of the year. There weren't those many big primaries out there. We didn't have a billionaire. We really need a billionaire in the race. Billionaire's spend really big money, right? We need a billionaire in the race, so if someone could talk to Mark Zuckerberg that he should really run for political office, that would really help us out. At the beginning of the year C Mag came out, Kantar and said $2.4 billion, they went up to $2.6 billion. We stuck with $2.4 billion. Why is that? Well, you don't have as many competitive races this year. House races are about last year, last midterm about 85, now there's about 48. The real fight is in the senate. The republicans believe they can pick up six senate seats and take over the senate. And so they're going to be spending a lot more money there, you're going to see a lot more PAC money there. In fact, in some races, in some states you may see outside money spending more than the candidate, which is the first time that'll ever happen and that's good money for us because it's not (inaudible) rate, so that's always good. But the bottom line is that you're going to start seeing the pacings pick up. The funding has been very good. Senate races, the last time there were 17 senate races that were competitive, there's about 10 now. And they're not in very big markets. That's why you're not seeing the explosion. Now I would argue with C Mag that the 2010 number was $2.1 billion, this one is $2.4 billion and that we're going to easily make that number because, as you remember, Citizen United was just started in 2010. It was less than 10% of the entire political budget. I think it's going to be more of that and I think you're going to see more and more spending. We believe it'll pick up, we believe that $2.4 billion is a lot of money. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 11, 2014 / 3:20PM, LIN - LIN Media LLC at Goldman Sachs Communacopia Conference

Now you're all going to say me, yes, but Steve, the money's going to digital now and going to cable. Well, we had our panel, we had both the guys, the big head consultants from the DNC, [CNR] and CC of their two major buying agencies that are republican and democratic side. And the one quote I'll give you is that the republican guy was talking to the democratic guy and he was saying you know what they did in terms of targeting and digital and blah, blah, blah. And he said to him, I'll tell you what, you do all the cable and all the digital you want. I want 1,000 broadcast TV and I will beat you by 8 points. And the guy said, well, you're absolutely right. Because of all of the information that's out there and all of the telling about all the targeting that was done and the digital work that was done by President Obama's campaign, guess what? He spent more money in broadcast TV than any other presidential candidate before him. And when you spend that kind of money, it's not called targeting, it's called carpet bombing. And so why does he do that? Because without the big megaphone of broadcast TV, which is the megaphone that gets the undecided voter, bottom line is you will not win. I always say this is the one category I love, the best case history we've got because if you have a 49% share of voice, you lose. Right? You have 49% share of market you lose. So if you've got to win, the only thing that's going to help you win and have you win in that category is broadcast TV. And my favorite quote from Mr. Axelrod is, TV is the nuclear bomb. Pricing. Pricing has been up 2% to 4% across the board. The only pricing area that's been flat, moderately down has been prime time. So the pricing numbers have stayed about where we thought they would be in the 2% to 4% range. Nothing new there. And one of my other favorite charts is, and quotes is, (inaudible) did a study with CMOs and asked them what kept them up at night and they said trying to figure out what's effectively driving my business in ROI. And (inaudible) says well, if you want to go to sleep in the morning, use broadcast TV in that. What's new in this study that Strata did of all media buying agencies is that 55%, it's the first time clients say they are most interested in spot TV, which is the largest percentage in 22 quarters. Went to a couple of big agencies, I asked why? Bottom line is clients are tired of 90% of their buy being cable TV on a national level. And they're buying all these long-tail networks. And the bottom line is they're not getting anything out of it anymore. And they're telling their clients no, we've got to do something different. We've got to move our business forward, we've got to extend our reach. We've got to take some of those national dollars and move it to local TV. And we've got to make it easy for them to do that and that's why you hear more and more about automated platforms and the role they're play there. Finally, very quickly, full year (inaudible). Again, more people still watch TV than ever before. We are looking at all of our platforms and selling all of our platforms. Category strength is still good indeed. We do have a couple of problem categories, but across the board it's still good. Local pricing rings about the same, positive in growth of local broadcast online and mobile (inaudible) is driving rapid growth. We think the core number this year will be up about between 1.5% and 1.7% without political. With political, now you're talking in the mid-teens. Next year probably core, I've seen numbers between 1.5% and 2%, we think it's going to be closer to about 2.4% next year in terms of the core. Now when you take political out, then you're going to be down about 5%. So that's kind of the numbers that we see now. I think what's going to be very tell-tale is what's going to happen in the national marketplace in terms of the scatter marketplace. National obviously was down. When cable was down, I think it was an eye opener. I think the question is that something cyclical or secular? I think it's cyclical. I think you see the scatter marketplace come back, I really do. And I think you can start seeing those numbers in fourth quarter and first quarter. So thank you very much. Drew Venker - Morgan Stanley - Analyst Thanks, Steve. I think next up will be Vince from LIN. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 11, 2014 / 3:20PM, LIN - LIN Media LLC at Goldman Sachs Communacopia Conference

Vincent Sadusky - LIN Media - President, CEO Thank you. All right, Steve, that was terrific. Thank you. Steven Lanzano - Television Advertising Bureau - President Thank you. Vincent Sadusky - LIN Media - President, CEO I'm all in. You've convinced me. Steven Lanzano - Television Advertising Bureau - President Sounds good. Good. Vincent Sadusky - LIN Media - President, CEO I'll just go through a couple of slides to give you a little background information on LIN and where we're at and then I know -- hand it on over to Tom so we can kind of get right into questions. The first quarter, we've made it really kind of no secret that we feel as if television is a wonderful business. Local TV is really the well -- remains the best way to be able to sell your political candidates, hamburgers, automobiles. It just reaches a lot of people and the largest audience is incredibly effective and I think Steve did a terrific job of really summing that up. But like any good business who's managing a business that's been around for a long time, we feel as if it's really necessary to invest in R&D and look for higher growth revenue streams. And so we've been active in several different initiatives. And with this upcoming merger with Media General, to allow us to scale up to be one of the largest local broadcast television companies, I think that only helps. I think consolidation of the industry is a fairly recent phenomena and I can only believe that it's an absolutely beneficial thing for this industry. Larger companies have more resources to be able to allocate to new initiatives. They can allocate a portion of their cash flow towards growth efforts and where they need to they can work together on industry initiatives I think better. So I'm really excited about where we're at in this stage of our industry's development and evolution. For us we decided years ago digital was a really important strategic growth initiative. And we felt as if our core competencies around content and sales could indeed benefit that. So rather than kind of argue about whether or not digital would be an effective advertising medium, why not recognize that digital, it means a lot of different things to a lot of different people, but for us, it really means marketing services directed towards high quality content in video. And those are basically some buzz words, but the reality is those have been our core competencies as a business and as a Company for 50 years or so. Getting into this business is not easy. The commitment to it is something that myself, my team, our board was really committed to. Now we've not taken any swings that were really bet the farm type swings, but instead recognize that there's an opportunity for us to grow and learn, but it was critical for us to bring products in house, proprietary products in house. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 11, 2014 / 3:20PM, LIN - LIN Media LLC at Goldman Sachs Communacopia Conference

And as the digital video marketplace advances, it's pretty clear to me that there's going to be folks that are able to achieve very high CPMs on the digital video side very similar to what we recognize and enjoy on our full power television stations with 500 channel universes available to just about every digital cable home and having the benefit of having the number 1 or 2 or 3 highest rated programming to this day. And I just feel as if the Internet is absolutely that way as well, meaning you've got a billion choices in terms of where to actually place your ad dollars. The infinite choices do you very little good when you get further down the funnel. And I really believe that the deepest pocket that advertisers are going to continue to look for efficiency online as well as of course effectiveness. And I think premium video is really what will drive that. So premium video for us early on, not unlike other television stations, really meant winning the day with local content in the content that we owned. And our wheel is made up of network programming, syndicated programming and programming that we produce ourselves, which has historically been local news. We've branched that off into lifestyle programming and now some reality programming on a local basis. But that third category is the only category where we own the rights kind of up and down the rights ladder. And that's the stuff that's available to be exploited online. So that was kind of early days of our strategy. We certainly I think do as good a job as anybody else on the digital marketing services side in terms of forming verticals and having an effective campaign, and that's why we've had the benefit of double digit organic growth since we began this initiative. So it goes way beyond television station websites, but it's pretty clear to me that we need to continue to grow our suite of online content as well. And the beauty of that is gets us a national footprint. So with this combination with Media General we'll have a nice footprint, we'll be in one of every four homes in America with a top rated television channel and all the proprietary content that comes along with that, that's very good, very effective. But clearly for national advertisers in particular and regional advertisers that want specific footprints. And that clearly is one of the key competitive advantages of digital is the ability to certainly geo target and target it in many different demographic ways. So one of our most recent acquisitions has been Federated Media. Federated Media was started by John Battelle, who's really a pioneer in the native advertising space. We were very, very excited that after a lot of money, a lot of investment and kind of being a high flyer for a good number of years, they had a financial model that just, for whatever reason, just did not work out. And we were able to acquire these assets and we believe it is a very reasonable price. So when we have conversations with advertisers on Madison Avenue and the auto guys in Detroit, we're able to talk about our television station websites and our proprietary content through Federated. We have our local shows, as well as some national programming that we're currently looking at to be able to exploit not only on the air, but online. And I think that's a natural and reasonable step for us to make into digital. This combination with Media General I think will cause us to be good size. I think it'll get us good heft. We'll be at 25% of the country. As you all know, the statutory limit is 40%, so we still have plenty of room to go in order to continue to grow and expand, and that's absolutely our goal. I think leverage in this world of very large media companies is critical. That's just the way media is in the US. It's a big business. And I think having multiple revenue sources and being able to cover as much geography as you can in this very large nation of ours is really important. My hope is some day the 40% cap goes away and we're able to compete on even footing with all the national programming services. But for now, we have a good amount of headroom available to get ourselves up to this statutory limit. Just quickly, here's our footprint. It's good, it's great when you have things that you don't think about, like markets you don't think about as being potentially robust like Grand Rapids, Michigan in this particular year, offset by a historically robust market like Norfolk, Virginia being off. And so clearly, I think diversification of both networks and geography is another advantage of scale. I mentioned our digital media business. I think the takeaway here, and we don't have a lot of time to spend on it, is essentially we have a lot of really smart people in all these companies located in Austin and Los Angeles and San Francisco and New York, that are really, really good at what they do. And what we try to do is help bring some focus, some capital and let these folks do what they do best. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 11, 2014 / 3:20PM, LIN - LIN Media LLC at Goldman Sachs Communacopia Conference

So whether it's our folks out in California that are working for HYFN that are really terrific on the mobile side, as well as on the social media side. Or the folks at Federated that are terrific at the native side. Just help them to basically have their resources be singularly focused, yet have the benefit of a think tank of folks that are really, really good at what they do in this digital media arena. And the key for us again is to own the products and not simply be reseller of somebody else's products. There's different views on scale. I think as time marches on the need for scale in this particular -- in media in the US becomes clearer and clearer. It's certainly very clear for me. If you're going to have the ability to be able to maximize your negotiating leverage with pay TV providers, with networks, be able to really invest in digital infrastructure, there's a clear overhead cost associated with that and it's best when monetized over a larger platform. And clearly best practices. We have some of the best ideas we've had on the programming side and on the technology and efficiency side have come from really smart people in places like Indianapolis and Austin and Portland. And we're able to act and behave like a larger Company in terms of resource allocation and career paths for people. And I think it's our job to manage that properly, but scale can, I think, really benefit you more than simply have an opportunity for cost reductions and have diversity of geography. So I'll wrap it up here. Our strategic goals are really one to be the best at what we do, both online and on air. We need to have more of our proprietary content and I think there's ways to do that that are kind of out of the box ways that are not terribly expensive. And on our digital front, we've been at this for some time, but we need to constantly do a better job. When you think about where is a really great place to work right now, it's in the -- either in the ops, digital ops or digital sale side. Whether you're in the Bay Area or Austin or New York, there's just not enough terrific people. Great place to be. And so we face those challenges and we've worked with universities and with recruiters to bring good people in and train them and make our place a great place to work. It's been an uphill battle up until recently as people don't really think of a television company as a place that's fun and exciting and different to work. And we'll constantly face that battle, but more and more so we're getting the feedback from people in the industry saying well, we're really taking notice of LIN Media and you guys are really hiring some really great people over there. And it's our intention to continue to do that. Drew Venker - Morgan Stanley - Analyst Thanks, Vince. With Tom Carter from Nexstar. Wrap us up. Tom Carter - Nexstar - CFO Sure. Good morning, everyone. Go through our legal requirements. Nexstar is a mid-market diversified top 20 television group. Pro forma for all of our announced acquisitions, we'll have 107 television stations in 56 markets. And 35 of the 56 will operate or own more than one television station. And as Vince -- same with LIN, we also operate community portals, digital products in each of those markets. Approximately 80% of our stations are big four affiliates. And again, it's important for us to be important in our local markets. We're number one or number two revenue share in 75% of the markets in which we operate. Approximately 60% of that cash flow comes from the top 100 markets. Our business model, as is similar I think to other network affiliated groups, is a stable and growing core model of low single digits. When you combine that with the growth in political advertising, as Steve mentioned, which is double digits, the growth in our digital business, which is kind of a mid-teens model, and 20% plus compounded growth in our retrans business. You put all of that together and it ends up being a high single or low double digit top line growing business in aggregate. We've done some transformative transactions over the course of the last two years, almost doubling the size of the Company. We've integrated those. We also have about $350 million of acquisitions pending before the FCC, which we're optimistic will get closed by the end of this year. All of that brings a discipline and a large group focus to smaller and midsize markets in the television business, which produces enhanced margins and enhanced profitability at those levels. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. 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The fundamentals in accretive M&A have also I think driven our stock price performance over the last several quarters and last two years. And we've been very public in our estimation of free cash flow of approximately $5.85 a share over the 2014-2015 blended timeframe pro forma for all of the acquisitions. Currently on existing operations we're operating at a trajectory of approximately $4.50 a share of free cash flow. So you can see that there's approximately $1.35 pending before the FCC. And again, we're optimistic in getting that done in the not to distant future. We also instituted a dividend to return some of that free cash flow to shareholders in 2013 and increased it again this year. Just a brief chart showing the existing and historical transactions and the pending transactions generating approximately $900 million in total value. Vince had mentioned, and also obviously Media General and LIN has participated in the consolidation. And this is our graphic depiction of what the affiliate group universe looked like in 2011 where there were 33 major affiliate groups which had between 30% and 2% of the country. Those groups have morphed themselves by half basically and they're now 16 major groups that have between 44% and 2% of the country. And we think that trend will continue going forward where additional consolidation and synergies and improved economics generate returns for shareholders. And then lastly, just the buildup of our free cash flow per share and absolute free cash flow over the course of the last 10 years when you see the value proposition from a shareholder perspective. And that's it. Q U E S T I O N S A N D A N S W E R S Drew Venker - Morgan Stanley - Analyst Thank you. All three of you, thank you for that overview. Maybe one of the best places to start is on the topic of consolidation. And I guess maybe the question, I mean what is the temperature in Washington in terms of their willingness to potentially increase that 40% ownership limit? Do you think that's something that is on the table that they're open to? Maybe I'll put it to you first, Vince. Vincent Sadusky - LIN Media - President, CEO Yes, I don't think with this administration they are. I think it's illogical, but we actually took a step back I think in the in market, synthetic type transactions that have been done for a long, long time on the JSA front. Yes, I think when you look at kind of the Time Warner Comcast merger and kind of the swapping of systems and the ability to own the majority of pay TV homes in any particular market have nice concentration and maybe even a television station. And have a sales force that has the ability to be able to sell all these different cable properties, as well as broadcast properties. Yes, it makes a lot of sense from a business perspective. It's efficient and I've not heard a buyer complain about it. Buyers are -- this is very efficient, really effective and they can kind of invest in platforms and delivery systems and invoicing systems and all that. So at the moment, we can be regulated in a certain way and with this current administration we are being regulated. I think probably even more so than in the past. So for me to just kind of have one television station, I have the ability to have multiple outlets in a market, completely logical. But for now, I think that's kind of where we're at. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 11, 2014 / 3:20PM, LIN - LIN Media LLC at Goldman Sachs Communacopia Conference

So I think there's plenty of room left to go in consolidation of our industry to get up to the 40%. We still have plenty of room to go before the 40% is an issue. But beyond that hopefully we get some -- we have a different circumstance. Steven Lanzano - Television Advertising Bureau - President And just to add to that point, we're regulated by the Cable Communications Act of 1992, which basically defines our market as competing against only other television stations in a market. Well, in 1992, we had 80% of the viewership in broadcast television. In current parlance, we have about 35% of the viewing in a pay TV home is on broadcast. So clearly we're competing against somebody even though the regulatory schema says that we only compete against other television stations, which is a bit of a tying one hand behind our back when it comes to consolidation. And as Vince mentioned, in Philadelphia, where Comcast can own the cable channel -- or the cable system, 10 cable channels, two broadcast TV stations, two broadcast TV networks, that's not too much concentration. But in Scranton, Wilkes Barre, 90 miles down the road, I can't own two TV stations because we exert too much influence. It's just -- it's a schema that needs to be corrected for current market. Drew Venker - Morgan Stanley - Analyst Yes, it's archaic. So you probably need new administration and need some people thinking a little bit about the current -- reexamining the definitions. Another big topic of late, and I'll probably put this to you, Vince, because you're kind of in the crosshairs of this (inaudible) in the news. Is just the notion -- reverse comp, reverse retrans. You've gone through some negotiations with CBS recently where you switched affiliation in Indianapolis. You can talk about what's kind of going on, what sort of the dynamic in that negotiation. And I think most investors have been sort of conditioned to think this was kind of a 50-50 split and it's kind of going to be all peaceful, but it seems like the networks are starting to ratchet up the pressure a little bit, trying to take a little bit more cut of your retrans revenue. Vincent Sadusky - LIN Media - President, CEO Yes, I mean I'd say the networks each have a different personality. But networks to varying degrees are becoming increasingly aggressive around what they desire to receive for their very highly viewed and very expensive programming. And so I think increasingly they kind of -- you guys have heard from Les and you've heard from everybody else over the last couple of days, be themselves as kind of the providers and they've got multiple ways to be able to monetize that content through syndication, through first run rights from us, through Hulu, sales off net to broadcasting the cable sales to digital outlets, OTT outlets like Netflix and Amazon Prime. So I think it's just simply -- it's kind of like retrans. It's all about money, right? And the good news looking forward is that there is still a massive gap between the viewership levels to our top rated channels with this very highly viewed and very expensive to put together programming wheel of producing local content every day in our local markets, acquiring the best syndicated programming, affiliating with the networks that have the highest ratings, that they themselves are paying the top writers, actors, producers, NFL, MLB, for those rights. So I think it's just kind of up and down the value train and there's opportunities upon kind of long-term agreement renewals, whether it's with MSOs or networks, for the folks that are the content providers to reach kind of a new height with regard to what those rates are. And I think we're kind of at a point right now, and CBS has talked about it quite a bit, where at this opportunity they kind of see the opportunity for a step change. And they feel confident about the affiliates ability to step change their rates from a -- with the pay TV providers, based upon their recent experiences for their own owned and operated television station negotiations. And so our goal, I don't really kind of get too hung up on the percentage thing. I think in absolute net dollar terms is the way we think about it. We think about the opportunity for growth there is still very real. We think we can continue to increment our net retrans over time as there's a lot of dynamics at play. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 11, 2014 / 3:20PM, LIN - LIN Media LLC at Goldman Sachs Communacopia Conference

We have a new agreement with CBS, we have some old agreements with other networks that go out multiple years. We have agreements with all of our -- the majority of our MSOs are up in the next 12 to 18 months, so we get a kind of a fresh bite at the apple to kind of I think achieve what we now believe is kind of new market. And folks say how high can that go? And the answer is I don't know, but I just know that the consumption level is much, much higher than what we're currently receiving in terms of payment relative to other program providers that have those costs passed along to consumers. Drew Venker - Morgan Stanley - Analyst And is the market shifting from -- my sense was, and correct me if I'm wrong, the deals were in fact variable. They're sort of percentages in the market, they're shifting more to fixed. Is that kind of what's happening here also? And maybe it's different for each. As you said, there's four big (multiple speakers). Vincent Sadusky - LIN Media - President, CEO Yes, I think it's different for each network. And they've kind of each commented on kind of -- either commented or not commented on their views on that. But for me it really is a matter of converting everything down to what we pay in total programming costs on a per sub basis. Subtracting that out from what we receive for subscriber fees on a per sub basis. And ensuring that our long-term model has a plan to increment that up over time. Drew Venker - Morgan Stanley - Analyst Tom, is there --? Tom Carter - Nexstar - CFO No, I was just going to -- the other thing I would mention in that regard, and I think Vince mentioned this earlier, we're using less and less syndicated programming as well, so when you factor that in, that programming cost is actually coming down as a percentage of our revenue and in absolute dollars. Drew Venker - Morgan Stanley - Analyst Yes, in many cases that may be coming from the same (multiple speakers). Tom Carter - Nexstar - CFO If the conversation goes something like this when CBS television distribution walks in, if I'm paying the network guys more, there's less in that bag of money for you. And so programming costs have to be taken as a whole and not focused just on the affiliate fees, although that is the largest portion of it. And the other thing I think that bears reiterating, what Vince said, is we're focused on the net dollar amount. There's no doubt about our margins, if you think about retrans revenue, less affiliate fees, are going down, but the absolute dollar contribution of that combined stream continues to grow. Drew Venker - Morgan Stanley - Analyst I want to see if there are any questions from the audience. Maybe I'll -- oh, sorry. Over here there is one. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 11, 2014 / 3:20PM, LIN - LIN Media LLC at Goldman Sachs Communacopia Conference

Unidentified Audience Member So we've heard a lot of talk about some of the OTT live TV offerings being launched by Dish and Sony. What do you guys think about how broadcasters fit into that paradigm? Steven Lanzano - Television Advertising Bureau - President So from an OTT perspective, there's a lot made about how IP video delivery could change the dynamic of pay TV. I think the significant pay TV providers own their distribution systems. And I think they're pretty smart and I think that they'll kind of react to the market. And it's very difficult to unseat an incumbent unless you've got an offering that is something that is truly different, better content, content that's more relevant, more specialized content, or cheaper. And with the cost of content being less expensive for the largest pay TV providers and the most expensive for the upstarts, just given -- just kind of how any business works with a volume discount for the largest. It's hard to envision how there would be a long-term model that's sustainable to really unseat the incumbent in terms of significant market share. Nobody knows what the future looks like, I certainly can't envision what it would look like. If IP delivery in OTT is becomes a significant portion of the pay TV universe down the road, I think we could play a very integral role because you could argue our over the year broadcast signal is an incredibly efficient way to distribute one too many linear programming for the most viewed channels in the markets. And that in a mobile environment or an OTT environment, it just makes engineering sense. Could be something that's -- it's available right now, could be integrated into any OTT service without much difficulty. Drew Venker - Morgan Stanley - Analyst Unfortunately we're out of time. So I thank you all for joining us today. Steven Lanzano - Television Advertising Bureau - President Thank you. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2014, Thomson Reuters. All Rights Reserved. 5482343-2014-09-11T21:51:32.483 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 11, 2014 / 3:20PM, LIN - LIN Media LLC at Goldman Sachs Communacopia Conference

Goldman Sachs Communacopia Conference Presented by: Vincent Sadusky, President & CEO

Safe Harbor This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include information regarding our future plans and strategies. All statements included in this document that address activities, events or developments that we expect or anticipate may occur in the future, including our outlook and references to future plans are forward-looking statements. There are uncertainties, events and factors that could cause our actual results or performance to differ materially from those in the forward-looking statements contained in this presentation, including the following: general economic conditions, demand for advertising, competition for audience and programming, government regulations and new technologies. The foregoing list of factors is not exhaustive and new factors may emerge from time to time that could also affect actual performance and results. For additional information see our filings with the Securities and Exchange Commission which are available online at http://www.sec.gov or at http://www.linmedia.com. Although we believe that the assumptions underlying our statements are reasonable, any of these assumptions could prove to be inaccurate. In light of the significant uncertainties included in this presentation, our forward-looking statements speak only as of the date made and we undertake no obligation to update these forward-looking statements unless the securities laws require us to do so. 2

1 H’1 4 Company Update Acquired Federated Media, industry-leading digital content and conversational marketing company Provides sales teams with more tools/expanded set of offerings 2Q Net Revenues +15% Net Broadcast +8% Auto +3% Net Digital Revenues +39% Media General/LIN Transaction Pending station divestitures Swapped - MG’s Providence NBC and LIN’s Green Bay FOX and CW and Savannah FOX for Sinclair’s Harrisburg ABC, Tampa MyNet and Colorado Springs FOX and CW Cash sales - LIN’s Mobile FOX to Meredith, LIN’s Savannah ABC to Hearst and MG’s Birmingham NBC to Hearst Reconvened Shareholder Meeting October 6, 2014 On track to close early 2015 3

Creating One of the Largest TV Groups in U.S.

Media General Transforms to the 2nd Largest TV Station Group by '12A-'13A Avg. EBITDA(1)



$778
$491 (2)
$222
~$200
$199
$157
SBG
SINCLAIR BROADCAST GROUP
Pro Forma
Media General
lin media
gray
Media General
Nexstar
BROADCASTING GROUP

Source: Public filings and transcripts, Company websites, BIA database as of March 2014.
Note: Pro forma Media General subject to anticipated divestitures in selected markets to address regulatory considerations.
(1) Sinclair 2013 figures based on management disclosure as released on its Q4 2013 earnings calls (pro forma for all pending & closed acquisitions), 2012 figures based on July 30th Investor call (pro forma for all pending & closed acquisitions excluding New Age); Gray TV avg. 2012/2013 approximation based on management disclosure as released on its Q4 2013 earnings calls (pro forma for all pending and closed acquisitions); Nexstar 2012 and 2013 figures based on reported EBITDA (e.g., not pro forma for announced acquisitions); Standalone Media General avg. 2012/2013 figure, as defined in its credit agreement, based on adjusted pro forma EBITDA disclosed on its Q4 2013 earnings calls (pro forma for Young Broadcasting merger and newspaper divestiture); standalone LIN based on reported 2013 EBITDA (not pro forma for 2013/2014 digital acquisitions) and 2012 EBITDA per management disclosure on Q4 2012 earnings call (pro forma for New Vision and ACME Albuquerque acquisitions but excluding 2013/2014 digital acquisitions).
(2) Based on standalone EBITDA figures for each company plus $70 million of combination synergies.

4

Compelling Pro Forma Station Footprint



Portland
OR
CA
San Francisco
SD
Rapid City
Sioux Falls
Mason City
IA
Davenport
WI
Green Bay*
MI
Grand Rapids
Lansing
CO
Colorado Springs**
KS
Topeka
Wichita
NM
Albuquerque
TX
Austin
Honolulu
HI
LA
Lafayette
MS
Jackson
Hattiesburg
AL
Birmingham*
Mobile*
GA
Columbus
Augusta
Savannah*
FL
Tampa**
SC
Greenville
Myrtle Beach
Charleston
NC
Raleigh
Greenville
TN
Nashville
Knoxville
Tri-Cities, TN-VA
VA
Roanoke
Richmond
Norfolk
OH
Youngstown
Columbus
Dayton
IN
Ft. Wayne
Lafayette
Terre Haute
Indianapolis
PA
Harrisburg***
NY
Buffalo
Albany
MA
Springfield
CT
New Haven
RI
Providence*
Media General States
LIN Media States
Common States
Acquiring States
Media General Markets
LIN Media Markets
Divesting Markets
Acquiring Markets

*Pending Divestitures: Providence, RI: WJAR-TV(NBC); Green Bay, WI: WLUK-TV(FOX)/WCWF-TV(CW); Savannah, GA: WJCL-TV(ABC)/WTGS-TV(FOX), Mobile, AL: WALA-TV(FOX); Birmingham, AL: WVTM-TV(NBC)
**Pending Acquisitions: Colorado Springs, CO: KXRM-TV(FOX)/KXTU-TV(CW); Tampa, FL: WTTA-TV(MYT)
***Media General acquired WHTM-TV (ABC) in Harrisburg, PA on 9/2/14

5

Industry-Leading Digital Media Business Broad product portfolio covering key digital growth sectors, including mobile, social, native and video Deep relationships with advertisers through innovative, complementary offerings across platforms Top-ranked local TV station websites, apps and mobile products Well-poised to capture meaningful revenue and profit opportunity Roll-out of existing product suite across a larger local footprint and digital platform Extend strong relationships in local market to sell more multi-screen campaigns and digital marketing solutions Larger wallet share Significant Opportunity from Expanding Industry-Leading Digital Business Across an Enhanced Local Footprint 6

Scale Matters More Than Ever Offer more value to MVPDs to achieve more favorable retransmission arrangements Significant correlation between station group size and per sub fees Best-in-class digital strategies require significant resources Cost needs to be amortized over many markets to make economic sense Realize reverse compensation savings with broader reach and more desirable markets Many smaller players are not staffed and programmed in the most efficient way Realize programming savings with broader reach and more desirable markets Large groups partner to create original programming Centralization of items such as back office and master control are more efficient as technology advances Driving Increased Free Cash Flow Benefits of Scale Best-in-Class Digital Strategy Centralization Best Practices in Staffing and Programming Minimize Reverse Compensation Maximize Retransmission Revenue 7

Strategic Goals 1 Attract New Viewers to All Screens 2 Grow Station Brands 3 Develop Original Content Creation Model 4 Significantly Increase Digital Selling Efforts 5 Further Monetize Assets 8

Unique Local Content Investing in Local Programming* (hours) 2Q ’12 2Q ’13 2Q ’14 11,227 13,009 12,036 LIN’s Popular Local Programming Reaches Large Audiences Through Multiple Screens *LIN Media standalone stations only; does not include Media General stations or planned LIN divestitures. 9

In Conclusion.... TV effectiveness and resiliency in today’s multimedia world Content is KING Scale matters MEG/LIN merger creates lE 2nd largest pure-play TV broadcasting company in U.S. lE Largest and most diversified digital business in our sector lE Increased scale, geography and broadcast network diversification 10

Disclosure NO OFFER OR SOLICITATION This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION AND WHERE TO FIND IT This presentation is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN Media”). In connection with the amended Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN Media and the other parties thereto, as amended, Media General Holdings has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that includes a joint proxy statement/prospectus that has been filed with the SEC by Media General and LIN Media. Media General Holdings, Media General and LIN Media intend to file supplemental materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MEDIA GENERAL HOLDINGS AND THE PROPOSED COMBINATION. The Form S-4, including the joint proxy statement/prospectus, and the supplemental materials (when they become available), and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120. PARTICIPANTS IN THE SOLICITATION Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the transaction. Information about Media General’s and LIN Media’s directors and executive officers is available in the Form S-4 and the joint proxy statement/prospectus regarding the transaction that has been filed with the SEC. 11

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed combination or the proposed purchases and sales will occur as currently contemplated, or at all, or that the expected benefits from the combination will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed combination include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the combination, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN’s respective Annual Reports on Form 10-K for the year ended December 31, 2013 and Quarterly Reports on Form 10-Q and in the Registration Statement on Form S-4 and the related joint proxy statement/prospectus with respect to the combination, and are included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General or LIN. In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN and the other parties thereto, as amended, Media General Holdings has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that includes a joint proxy statement/prospectus that has been filed with the SEC by Media General and LIN. Media General Holdings, Media General and LIN intend to file supplemental materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN, MEDIA GENERAL HOLDINGS AND THE PROPOSED COMBINATION. The Form S-4, including the joint proxy statement/prospectus, and the supplemental materials (when they become available), and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN in connection with the transaction. Information about Media General’s and LIN’s directors and executive officers is available in the Form S-4 and the joint proxy statement/prospectus regarding the transaction that has been filed with the SEC.

2